May 19, 2010

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:         BorgWarner Inc. (the “Company”)
Form 10-K for the year ended December 31, 2009
File Number 1-12162

Dear Mr. Humphrey:

We have prepared the following responses to address the comments contained in your letter dated May 10, 2010 regarding the above referenced 10-K filing.  As requested in your letter, we have prepared, where appropriate, proposed expanded disclosures for future 10-K filings and, in other instances, provided supplemental information to help you better understand our disclosures, and have cited the appropriate accounting literature where applicable.  For your convenience, we have incorporated sections of your letter preceding our responses.

Form 10-K for the year ended December 31, 2009

Footnote 5 – Balance Sheet Information, page 71

SEC Comment #1:
We note from your disclosure on page 73 in this note that you extended the depreciable lives of certain assets, resulting in a decrease in depreciation expense of approximately $18 million.  Please tell us in your response and revise your disclosure here and in MD&A to indicate the facts and circumstances surrounding this change.

SEC Comment #2:
As a related matter, it appears that additional disclosure is required pursuant to FASB ASC 250-10-50-4.  Please revise or advise.

Company Response to SEC Comment #1 and #2:

The Company will revise its disclosure in future filings to include the following information in the footnote and in MD&A to state the following:

The automotive industry experienced unprecedented declines in production in the fourth quarter of 2008 and projected continued declines for the full year of 2009.  According to Accounting Standards Codification (“ASC”) 250, future depreciation expense should be revised due to a change in the estimated future benefits inherent in an asset, the pattern of consumption of those benefits, or the information available to the entity about those benefits. As a result of the 2008 and 2009 unprecedented declines in production activity, the Company determined that its usage pattern for certain assets had changed significantly and revised the useful lives of certain equipment.  This adjustment was considered to be a change in an accounting estimate.

The impact to the Company in 2009 was as follows:

Impact of Depreciation Life Change - 2009
millions of dollars, except share information

	Q1	Q2	Q3	Q4	Full Year
Operating income increase	$4.6	$4.6	$4.6	$4.6	$18.4

Net earnings increase attributable to BorgWarner Inc.	3.5	3.5	3.5	3.5	13.8

Earning per share increase	$0.03	$0.03	$0.03	$0.03	$0.12

SEC Comment #3:
We note the summarized financial data for NSK-Warner on page 73.  Please provide us with a schedule of the income statement line item titled “Equity in affiliates’ earnings, net of tax” by individual joint venture and/or equity investee for each period presented.   For NSK-Warner, please explain how you considered the disclosure requirements of rule 3-09 of Regulation S-X with respect to the third condition set forth in 210.1-02(w) of Regulation S-X.  We may have further comment upon review of your response.

Company Response:

The following table summarizes equity in affiliates’ earnings, net of tax:
	Equity in affiliates' earnings, net of tax
(millions of dollars)	2009	2008	2007

NSK-Warner	$18.8	$32.0	$32.5
All other affiliates (3 entities)	3.0	6.4	7.8
Total	$21.8	$38.4	$40.3
NSK-Warner as a percentage of total equity in affiliates' earnings, net of tax	86.2%	83.3%	80.6%

2009 Significance Test
BorgWarner performs an annual test of significance for all of its affiliates, including its 50% owned joint venture NSK-Warner.  Any affiliate deemed to be significant would require the Company to disclose financial information related to the affiliate(s) in its annual filing.

The SEC defines the term significant subsidiary in Rule 1-02(w) of Regulation S-X as an entity that meets any of the following criteria:

1.	Investment test – the registrant’s and its other subsidiaries’ investment in and any advances to the subsidiary exceed 10% of consolidated assets; or
2.	Asset test – the registrant’s and its other subsidiaries’ proportionate share of total assets of the subsidiary exceeds 10% of consolidated assets; or
3.
Income test – the registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of accounting changes exceeds 10% of such consolidated income or, in certain instances described in Regulation S-X Rule 1-02(w), the average of such consolidated income for the most recent five years.

1.  Investment Test

The following table shows the results of the comparison of the Company’s investment in NSK-Warner to total Company assets to determine significance:

(in millions)
2009
BorgWarner Inc.'s investment in NSK-Warner	$174.0

BorgWarner Inc.'s consolidated assets	$4,811.4
10% of consolidated assets	$481.1
20% of consolidated assets	$962.3

Investment Test I: Investment in NSK-Warner is greater than 10% of Parent assets. Subsidiary is significant; summary financial information must be furnished in footnotes.	No
Investment Test II: Investment in NSK-Warner is greater than 20% of Parent assets. Subsidiary is significant; separate financials must be filed.	No

2.  Asset Test
The following table shows the results of the comparison of NSK-Warner’s total assets to total Company assets to determine significance:

(in millions)
2009
NSK-Warner's assets	$461.7
BorgWarner Inc's percentage ownership in NSK-Warner	50%
BorgWarner Inc.'s proportionate share of total assets	$230.9

BorgWarner Inc.'s consolidated assets	$4,811.4
10% of consolidated assets	$481.1

Asset Test I: Parent's proportionate share of NSK-Warner's assets is greater than 10% of Parent assets. Subsidiary is significant; summary financial information must be furnished in footnotes.	No

3.  Income Test
In performing the “income test”, Rule 1-02(w) indicates that, if the income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10% lower than the average of the income for the last five fiscal years, the average income should be substituted for purposes of the computation.  Any loss years should be omitted for purposes of computing the average.  The average should be computed as the sum of earnings in non-loss years divided by five.

Consolidated Income of Parent
Year	Consolidated Income of Parent (in millions)
2009	$18.6
2008	13.6
2007	411.9
2006	256.2
2005	304.6
Five year average	$201.0

2009 as a percent of average	9.2%

Income to be Used for Test	$201.0

The following table shows the results of the comparison of NSK-Warner’s income from continuing operations to total Company income from continuing operations:

(in millions)
2009
Average consolidated income	$ 201.0
Income test threshold: 10%	$ 20.1
Income test threshold: 20%	$ 40.2

Income of NSK-Warner	$ 30.2
BorgWarner Inc's percentage ownership in NSK-Warner	50%
BorgWarner Inc.'s proportionate share of income	$ 15.1	*

Income test I: Income of both NSK-Warner and Parent are positive, and Parent's proportionate share of NSK-Warner's income is greater than 20% of Parent's income.  Subsidiary is significant; separate financials must be filed.
No

* Excludes $4.9 million related to NSK-Warner's 40% interest in the Company's South Korean subsidiary, BorgWarner Transmission Systems Korea Inc.

Based on the results of the Company’s testing, it was determined that NSK-Warner was not a significant subsidiary in 2009 and did not require further disclosure.  However, the Company has voluntarily provided summarized financial information for NSK-Warner in the Company’s 2009 10-K filing.  The Company believes our NSK-Warner disclosure provides readers useful information regarding this joint venture.

Footnote 6 – Goodwill and Other Intangibles, page 74

SEC Comment #4:
Given the remaining goodwill balance of $1.06 billion, approximately 22% of total assets, it appears further goodwill impairment charges may have a material impact on your results.  Please provide us with a summary of the impairment analysis you performed for fiscal 2009 including a more detailed discussion of the assumption underlying your estimates of future cash flows.  The disclosures on page 40 are noted.  Please also compare the forecasted assumptions in the 2008 impairment analysis with fiscal 2009 actual results.  If such results did not meet or exceed your forecasts, please tell us whether and how you considered performing an additional impairment test at each subsequent quarterly period.

SEC Comment #5:
In addition, please provide us with and consider expanding your disclosures in future filings to include the percentage by which fair value exceeded carrying value as of the date of the most recent test and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Company Response to SEC Comments #4 and #5:

The Company’s goodwill impairment review utilizes the “two-step impairment test” required under ASC Topic 350, which requires us to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates and growth rates.  The basis of our goodwill impairment analysis is the Company’s annual budget and long range plan (“LRP”).  The annual budget and LRP include a five year projection of future cash flows based on actual new products and customer commitments.  As part of the projection, we assumed the last year of the LRP data is a fair indication, on average, including fundamental industry growth, of the future performance of the business beyond the five year period into perpetuity. As the LRP is estimated over a significant future period of time, those estimates and assumptions are subject to a high degree of uncertainty.  We also utilize market valuation models and other financial ratios, which require us to make certain assumptions and estimates regarding the applicability of those models to our assets and businesses.  We believe that the assumptions and estimates used to determine the estimated fair values of each of our business units are reasonable.  Different assumptions could materially affect the estimated fair value.  The primary assumptions affecting the Company’s December 31, 2009 goodwill impairment review are as follows:

•
Discount Rate: The Company used a 10% WACC as the discount rate for future cash flows.  The WACC is intended to represent an estimate of the Company’s weighted average cost of debt and equity.  We believe this 10% discount rate is representative of a rate of return that would be expected by a market participant.

•	Operating Income Margin: The Company utilized historical and expected operating income margins, which varied based on the projections of each business unit being evaluated.

In addition to the above significant assumptions, the Company notes the following risk to volume assumptions that could have an impact on the discounted cash flow model:

1.	Our industry is cyclical and our results of operations will be adversely affected by industry downturns.
2.	We are dependent on market segments that use our key products and would be affected by decreasing demand in those segments.
3.	We are subject to risks related to our international operations.

For the estimate of future cash flows, we used the budget and LRP developed in late 2009 and presented to the Company’s board of directors.   The Company’s five-year budget and LRP is based solely on actual new products and customer commitments.  This was the most recent and most comprehensive estimate of future cash flows, which covered five years, 2010 through 2014, and is consistent with what we believe a market participant would use in an estimate of the fair value of a Business Unit.

To determine performance beyond the five-year period, we used a 3% terminal growth rate to represent growth for the automotive industry.  The Company’s historical growth has been above the industry and significantly higher than 3%.  This methodology is consistent with past years and is consistent with that of a market participant.

Perpetuity values are based on earnings before interest and federal taxes, less taxes paid, non-controlling interest and working capital growth.

In reviewing the 2008 impairment analysis with fiscal 2009 results, actual 2009 results for sales were approximately 80% of the level assumed in the 2009 budget and LRP.  The Company’s 2009 budget represented approximately 6% of the total 2009 through 2013 plus perpetuity total fair market value calculation in the 2008 impairment analysis.  In addition, the 2008 total fair market value analysis showed the Company’s fair market value in 2008 to be approximately 196% of the Company’s carrying value and was a consideration in the Company’s 2009 quarterly assessment of potential impairment.  The 2009 impairment test, which was completed in the fourth quarter of 2009, also indicated no impairment and an estimated fair value to be approximately 220% of the Company’s carrying value.

Footnote 16 – Earnings per Share, page 98

SEC Comment #6:
Please revise your disclosure here to specifically state the number of potentially dilutive shares excluded from the diluted earnings per share calculation due to antidilution.  Refer to the guidance in FASB ASC 260-10-50-1(c).

Company Response:

BorgWarner will revise the presentation of earnings (loss) per share in future filings to be consistent with FASB ASC 260-10-50-1 (c) as follows:

in millions except per share amounts	2009	2008
Basic earnings (loss) per share:
Net earnings (loss)	$27.0	$(35.6)
Average shares of common stock outstanding	116.522	116.007
Basic earnings (loss) per share of common stock	$0.23	$(0.31)

Diluted earnings (loss) per share:
Net earnings (loss)	$27.0	$(35.6)
Average shares of common stock outstanding	116.522	116.007
Effect of dilutive securities	0.417	-
Average shares of common stock outstanding
including dilutive shares	116.939	116.007
Diluted earnings (loss) per share of common stock	$0.23	$(0.31)

Total anti-dilutive shares
Convertible Debt Shares	11.389	-
Stock Options and Incentive Awards	-	1.578
Total anti-dilutive shares	11.389	1.578

Options are only dilutive when the average market price of the underlying common stock exceeds the exercise price of the options because it is unlikely they would be exercised if the exercise price were higher than the market price.  While these options have a dilutive impact, they are not included in the above calculation of anti-dilutive shares.

For the year ended December 31, 2008, the impact of the approximately 1.6 million shares in the above table was excluded from the calculation of fully diluted earnings as this would have reduced the Company’s loss per share.  At December 31, 2009 and 2008 there were approximately 1.5 million options and 5.1 million options, respectively, where the exercise price exceeded the market price.

In April of 2009, the Company issued 3.50% convertible notes and concurrently entered into a bond hedge overlay, including warrants and options.  The approximately 11.4 million share impact of the Company’s convertible bond was not included in the calculation of fully diluted earnings because using the if-converted method would increase earnings per share.  At December 31, 2009, the common stock share price was less than the warrant exercise price of $38.62.  Therefore, no value was assigned as anti-dilutive in the above table.

Footnote 19 – Reporting Segments and Related Information, page 102

SEC Comment #7:
We note your disclosure here and in your discussion of segment results on pages 28-30 that you identify segment EBIT as a non-GAAP financial measure.  Please clarify whether you consider segment EBIT to be the primary measure of segment profit/(loss) as defined in FASB ASC 280-10-50-28.  If the CODM uses more than one measure, please identify and describe any additional measures utilized.

SEC Comment #8:
As you have adjusted a commonly used measure (EBIT), please revise your nomenclature to use the term "adjusted EBIT": to highlight the difference between the term as defined by the acronym and your use.  Specifically, we note that you exclude such items as restructuring charges and goodwill impairment charges from your measure.

Company Response to SEC Comment #7 and #8:

The Company will revise our 2010 10-K MD&A section and second quarter 2010 10-Q filing, as well as other future filings related to our segment footnote as follows:

The Company’s business is comprised of two reporting segments: Engine and Drivetrain.  These segments are strategic business groups, which are managed separately as each represents a specific grouping of automotive components and systems.  Earnings before interest and taxes (“EBIT”) is the primary measure of segment profit and loss.   The Company allocates resources to each segment based upon the projected after-tax return on invested capital (“ROIC”) of its business initiatives.

The Company also discloses “adjusted EBIT” as it believes that adjusted EBIT is useful to demonstrate the operational profitability of its segments and consolidated entities.  Adjusted EBIT is considered a non-GAAP financial measure.  Generally, a non-GAAP financial measure is a numerical measure of a Company’s financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP.  We define adjusted EBIT as earnings before restructuring expense, goodwill impairment charge, interest, income taxes and noncontrolling interest.  “Earnings” is intended to mean net earnings as presented in the Consolidated Statements of Operations under GAAP.

The Company’s second quarter 2010 segment table will be adjusted as well to reflect the updated language above.

As requested by the Commission, the Company acknowledges the following representations:

▪           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪           Staff comments or changes to disclosure in response to staff comments do not forclose the Commission from taking any action with respect to the filing; and

▪           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide additional clarification concerning the comments raised in your correspondence and to improve overall disclosure in our future filings with the Commission. If you have additional questions or comments, please contact me at 248-754-0801.

Very truly yours,

/s/ Robin J. Adams
Robin J. Adams
Executive Vice President, Chief Financial Officer,
And Chief Administrative Officer

cc:       Ms. Amy Geddes
Staff Accountant
United States Securities and Exchange Commission

Ms. Margery Reich
Staff Accountant
United States Securities and Exchange Commission